                                                                  RULE 424(B)(5)
                                                                RS No. 333-45352


This Prospectus Supplement relates to securities that are the subject of an effective registration statement. This Prospectus Supplement is not complete and may be changed.

                  Subject to Completion, Dated October 5, 2000

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                              PROSPECTUS SUPPLEMENT
                                       TO
                       PROSPECTUS DATED SEPTEMBER 15, 2000

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                            GREKA ENERGY CORPORATION

                                 500,000 SHARES

                                  COMMON STOCK
                                 (NO PAR VALUE)

We are offering 500,000 shares of our no par value common stock which will be traded on the Nasdaq National Market System under our symbol, "GRKA." On October _____, 2000, the last reported sale price of our common stock was $__________ per share.

The underwriters have an option to purchase an additional 75,000 shares from Greka to cover over allotments.

THERE ARE CERTAIN RISKS INVOLVED WITH THE OWNERSHIP OF OUR COMMON STOCK, INCLUDING RISKS RELATED TO OUR BUSINESS AND THE MARKETS FOR OUR COMMON STOCK. SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THE PROSPECTUS SUPPLEMENT AND PAGE 6 OF THE PROSPECTUS.

                                            PER SHARE             TOTAL
                                            ---------             -----
Public offering price                       $_______             $_____
Underwriting discount                       $_______             $_____
Proceeds before expenses to GREKA Energy    $_______             $_____


Neither the SEC nor any state securities commission has approved these securities or determined if this prospectus supplement and the prospectus which accompanies this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

FRIEDMAN BILLINGS RAMSEY                                   SANDERS MORRIS HARRIS

          The date of this prospectus supplement is October ____, 2000

                                TABLE OF CONTENTS


         PROSPECTUS SUPPLEMENT                                                  PROSPECTUS

Prospectus Supplement Summary...............S-3                        About this Prospectus.................. 2
Recent Developments ........................S-3                        Information Made Available
Risk Factors................................S-4                           to You.............................. 2
Use of Proceeds.............................S-6                        Incorporation of Documents by
Capitalization..............................S-6                           Reference........................... 3
Underwriting................................S-7                        Prospectus Summary..................... 3
Legal Matters...............................S-8                        Risk Factors........................... 6
                                                                       The Market for Our Common Stock........12
                                                                       Use of Proceeds........................14
                                                                       Plan of Distribution...................14
                                                                       Description of Capital Stock...........15
                                                                       Legal Matters..........................17
                                                                       Experts................................17
                                                                       SEC Position Regarding
                                                                          Indemnification.....................17


         You should rely on the information contained in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer or sale is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus, as well as the information we previously filed with the Securities and Exchange Commission that is incorporated by reference herein, is accurate as of any date other than its respective date.


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                          PROSPECTUS SUPPLEMENT SUMMARY


This summary highlights some basic information from this prospectus supplement and the accompanying prospectus, the annual report and the Company's quarterly report for the period ended June 30, 2000 to help you understand the offering of our common shares. It likely does not contain all the information that is important to you. You should carefully read the entire prospectus supplement and the accompanying prospectus, annual report and quarterly report and the other documents incorporated by reference to understand fully the terms of the offering that are important to you in making your investment decision. You should pay special attention to the "Risk Factors" section beginning on page 6 of the prospectus to determine whether investment in our common shares is appropriate for you. For the purposes of this prospectus supplement and the accompanying prospectus, unless the context otherwise indicates when we refer to "us," "we," "our," "ours" or "GREKA Energy" we are describing GREKA Energy Corporation together with our subsidiaries.

                            GREKA ENERGY CORPORATION

Who We Are

We are an independent, integrated energy company committed to creating shareholder value by capitalizing on consistent cash flow hedged from oil price fluctuation within integrated operations, exploiting exploration and production opportunities and penetrating new niche markets utilizing proprietary technology with emphasis on short radius horizontal drilling technology patented by BP Amoco licensed to us. We have oil and gas production and development activities in North America and the Far East, with primary areas of activity in California, Louisiana, Indonesia and China.

Our principal business office is located at 630 Fifth Avenue, Suite 1501, New York, New York 10111. The telephone number at that address is (212) 218-4680.


                                BUSINESS STRATEGY

Overview

We are a vertically integrated company focused on exploiting E&P opportunities while improving production through the utilization of our licensed, short radius, horizontal drilling technologies patented by BP Amoco. We have oil and gas production, exploration and development activities in North American and the Far East with our primary areas of activity in California, Louisiana, Indonesia and China. In addition, we own and operate an asphalt refinery in California to which we deliver 30% of our total production. Through this vertical integration of our operations, we are able to protect a significant portion of the integrated refinery cash flow from risks related to oil price volatility thereby protecting our margins. We intend to enhance production wherever possible concentrating on production of crudes which may be utilized as feed stock for our refinery to increase through put and margins. See "Risk Factors" starting on page S-4 of the prospectus supplement and page 6 of the prospectus.

Recent Developments

On August 28, 2000, we announced that we had entered into a settlement agreement with Capco Resources Ltd which included a provision permitting us to repurchase from Capco 800,000 shares of our issued and outstanding common stock. Part of the purchase price will be paid by the settlement of all of Capco's outstanding debts owed to us and the dismissal of the related litigation. The Company has paid $500,000 of the purchase price to date,


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repurchasing thereby 76,923 shares of the 800,000 shares. The closing on the balance of the shares is to occur no later than October 30, 2000. We are required to cancel the shares acquired from Capco in the settlement after closing thereby reducing the total number of our issued and outstanding shares. As part of this settlement agreement, we will also maintain voting rights related to the balance of the shares of GREKA (490,000 shares) owned by Capco through December 31, 2002.

On September 26, 2000, we announced the successful recompletion of three wells located in the Potash field leasehold in Plaquemines Parrish, Louisiana as part of our continuing work-over operations. Tests on the revised, current production indicate 7.5 MMCFD and 200 BOPD, an increase of roughly 6.5 MMCFD and 100 BOPD field wide per day. At present, we plan to work-over an additional three wells in the Potash field prior to our year end.

                                  RISK FACTORS

Prior to making an investment decision, you should carefully consider, together with the other information contained in and incorporated by reference into this Prospectus Supplement the following risk factors in addition to those risk factors included in the attached Prospectus.

OUR QUARTERLY RESULTS MAY BE VOLATILE DUE TO FLUCTUATING OIL AND GAS PRICES AND MARKETS

Approximately 29% of our revenue for the six months ended June 30, 2000 was derived from oil and gas operations unrelated to our asphalt business. With respect to our oil and gas business, our revenues, cash flow, profitability and future rate of growth are mostly dependent upon prevailing prices for oil and gas. Our ability to maintain or increase our borrowing capacity and to obtain additional capital on attractive terms is also to some extent dependent on these commodities' prices. Historically, oil and gas prices and markets have been volatile and are likely to continue to be volatile in the future. Prices for oil and gas are subject to wide fluctuations in response to relatively minor changes in supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond our control. Those factors include:

     o    international political conditions (including wars and civil unrest),

     o    the domestic and foreign supply of oil and gas,

     o    the level of consumer demand, weather conditions,

     o    domestic and foreign governmental regulations and other actions,

     o    actions taken by the Organization of Petroleum Exporting Countries
          (OPEC),

     o    the price and availability of alternative fuels, and

     o    overall economic conditions.

Significant declines in the price of oil or gas, such as the declines in oil prices during 1998, would adversely affect our revenues, operating income and borrowing capacity and may require a reduction in the carrying value of our oil and gas properties.

OUR ASPHALT HEDGING STRATEGY IS SUBJECT TO ADVERSE FACTORS OUTSIDE OF OUR
CONTROL

Currently we mitigate commodity risk with respect to our oil and gas production business in the Santa Maria area (approximately 38% of our proved reserves as of December 31, 1999) by using the production from those wells as feedstock for our asphalt refinery. Approximately 65% of the production from our refinery is asphalt. The remaining 35%, fuel oil and naptha, are historically more sensitive to changes in crude oil prices than asphalt. Historically asphalt prices have been less volatile than oil and gas prices as a result of being driven by government funded highway building and other public and private construction rather than oil prices. Accordingly, over time we have been able to process oil from our fields in the Santa Maria area (also known as "equity oil") and sell it in the form of produced liquid asphalt at a more consistent price, and with a higher profit, than we would otherwise be able to sell it on the spot crude oil market. In addition, we have been able to buy crude oil from other producing areas around our refinery at a price allowing us to refine it into asphalt and other products at a profit. The result of integrating our producing properties and our asphalt refinery is that this portion of our business has historically been relatively insulated from the extremes of the volatility in oil prices.


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This insulation could be destabilized by three factors; first, asphalt prices could lose their historical stability. In that regard, from January 1999 through June 2000, there has been an out of the ordinary increase in asphalt prices in the market where our refinery operates from approximately $86 to approximately $141 per ton. We believe that increase is mostly due to the passage of legislation increasing road building and requiring higher grade asphalt to be used. Second, the price of oil could increase such that it is no longer economical for us to purchase oil in the spot crude oil market and refine it. For the six months ended June 30, 2000, approximately 40% of the feedstock to our refinery was sourced from our equity barrels. Third, operating costs at our refinery could increase due to various factors including environmental and other legislation, increases in natural gas prices to provide heat at our refinery, or general economic factors. Accordingly, if these factors should affect us adversely, the operating economics of our refinery could be materially adversely effected.

REPLACEMENT OF OUR OIL AND GAS RESERVES IS UNCERTAIN

Our future success depends upon our ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Except to the extent that we conduct successful exploitation and production activities or acquire properties containing proved reserves, our estimated net proved reserves will generally decline as reserves are produced. We cannot assure you that our planned exploitation and production projects and acquisition activities will result in significant additional reserves or that we will have continuing success drilling productive wells economically. In particular, by year end we do not expect to be able to produce in excess of 1500 BOE per day of crude oil from our current fields in the Santa Maria area to provide feedstock for our refinery and we cannot assure you that we will be able to obtain sufficient reserves in the form of equity barrels to operate our refinery at the same profit levels on a going forward basis. If prevailing oil and gas prices were to increase significantly, our costs to add new reserves could increase.

The drilling of oil and gas wells involves a high degree of risk, especially the risk of dry holes or of wells that are not sufficiently productive to provide an economic return on the capital expended to drill the wells. In addition, our drilling operations, including our contract services, may be curtailed, delayed or canceled as a result of numerous factors, including the following:

     o    title problems,

     o    weather conditions,

     o    compliance with governmental requirements, and

     o    shortages or delays in the delivery of equipment.

OUR WELL REWORKING AND RECOMPLETION PROGRAM ENCOUNTERS DIFFICULTY IN CERTAIN GEOLOGICAL FORMATIONS

Certain geologic formations in which we plan to improve oil production through our reworking and recompletion program present difficult issues. In particular, in the Santa Maria area, the source of equity barrels for our refinery, the sands from which oil is produced are not sufficiently compact to prevent grains of sand from flowing into the wellbore and clogging up production from the well. This problem is particularly acute in the context of smaller diameter wellbores such as those drilled with our short radius horizontal drilling technology. Typically this common "sand control" problem is managed by using various completion technologies. Since the fourth quarter of 1999, we have extended five wells in the Santa Maria area using our short radius drilling technology and, in the two instances where completion was warranted, completed them using gravel packs. The two successfully completed extensions encountered production problems due to sand intrusion and are no longer producing. We are currently working to solve this problem by using different completion approaches. There can be no assurance that we will be able to solve the sand intrusion problem in the Santa Maria area.

WE HAVE RECENTLY ADDED MEMBERS TO OUR MANAGEMENT TEAM

Although our Chairman, Chief Executive Officer and President, Randeep Grewal, has been with the Company for over three years, certain of our other officers have only been employed in the last year. In particular, in the last year we have hired new management to manage our oil and gas exploration and development business in our E & P Americas business unit and we hired a new Chief Financial Officer in September 2000. There can be no assurance that our newly hired managers will be able to integrate into the Company and/or implement our growth strategy effectively.


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


WE HAVE IMPLEMENTED CERTAIN ANTI-TAKEOVER MEASURES

We have certain anti-takeover defenses in place including a rights plan, a staggered board, the right of the Board to authorize us to issue shares of preferred stock, change of control provisions in our employee stock option plans, a requirement of a super majority shareholder vote to approve shareholder initiatives and change of control provisions in our employment agreements with Randeep Grewal, our Chairman, President and Chief Executive Officer.

The issuance of preferred stock or of rights under our rights plan could be used as a method of discouraging, delaying or preventing a change in control of us and would significantly dilute our public ownership, which could adversely affect the market value of our common stock. A staggered board has the effect of requiring a shareholder contesting our proposed slate of directors to spend three years to replace all of our current directors, while preventing written consents by the stockholders prevents actions from being taken without our Board's consent.


                                 USE OF PROCEEDS

We expect that we will receive approximately $_________ million from the sale of our common shares or $_________ if the underwriters' over-allotment option is exercised in full after deducting the underwriter's discounts and offering expenses. For the purposes of estimating net proceeds, we are assuming that the public offering price will be $_______ per share. We plan to use $4.2 million of the net proceeds to complete the Capco settlement by repurchasing the balance of the 800,000 shares. The balance of the proceeds including any resulting from exercise of the underwriters' over-allotment option will be applied toward working capital including for recompletion and reworking expenses relating to our E&P properties.

Until we use the net proceeds of this offering, we will invest the funds in interest-bearing bank accounts or short-term, investment grade securities.

                                 CAPITALIZATION

The following table sets forth our unaudited consolidated capitalization on a historical basis as of June 30, 2000 and our unaudited consolidated capitalization as adjusted to reflect the sale of the common shares offered by this prospectus supplement and the accompanying prospectus, including the application of net proceeds (excluding any proceeds from the Underwriters' option shares). See "Use of Proceeds" above and "Underwriting" hereafter. This table should be read in conjunction with our consolidated financial statements and the notes to those financial statements that are being delivered as a part of this document in our annual report on Form 10-K and quarterly report on Form 10-Q. For the purpose of this table, we estimated an offering price of $14.50 per share and excluded any proceeds from the exercise of the underwriters' over-allotment option.

                                                             AS OF JUNE 30, 2000
                                                           ACTUAL        AS ADJUSTED
                                                         -----------     -----------
Debt:
     Short term debt                                     $ 7,645,168     $ 5,680,168
     Long term debt                                       24,537,321      24,537,321
                                                         -----------     -----------
          Total debt                                     $32,182,489     $30,217,489

Shareholders' equity:
     Common stock                                        $37,261,043     $39,226,043
     Accumulated Comprehensive Income (loss)                (19,243)        (19,243)
     Retained earnings (deficit)                             550,673         550,673
                                                         -----------     -----------
          Total stockholders' equity                     $37,792,473     $39,757,473

          Total capitalization                           $69,974,962     $69,974,962

          Total authorized common shares                  50,000,000      50,000,000

          Total common shares issued and outstanding       4,339,940       4,039,940(1)

Number of common shares reserved for issuance upon
   exercise of options, warrants or conversion rights:                     2,033,140 shares(2)


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(1) assumes sale of 500,000 shares in the offering and completion of the repurchase of the Capco common shares but excludes the 75,000 common shares provided for in the underwriters' over-allotment option.

(2) excludes Shareholder Rights Plan

                                  UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, we have agreed to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase, the number of shares of common stock set forth opposite their names below.


UNDERWRITER                               NUMBER OF SHARES
-----------                               ----------------
Friedman, Billings, Ramsey & Co., Inc.         400,000
Sanders Morris Harris Inc.                     100,000
                                               -------
         Total                                 500,000
                                               =======

Under the terms and conditions of the underwriting agreement, the underwriters are committed to purchase all the common stock offered hereby if any is purchased. We have agreed to indemnify the underwriters against certain civil liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters initially propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such offering price less a concession not to exceed $[ ] per share. The underwriters may allow, and such dealers may reallow, a concession not to exceed $[ ] per share to certain other dealers. After the common stock is released for sale to the public, the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option excisable during a 30-day period after the date hereof to purchase, at the initial offering price less underwriting discounts and commissions, up to an additional 75,000 shares of common stock for the sole purpose of covering over-allotments, if any. To the extent that the underwriters exercise the option, each underwriter will be committed, subject to certain conditions, to purchase that number of additional shares of common stock that is proportionate to such underwriter's initial commitment.

We have agreed to pay the underwriters a fee equal to 6% of the gross proceeds received from this offering by either discounting the offering price to purchasers in this offering or, at the underwriters' option, paying a cash fee to the underwriters at the closing of this offering. This fee is contingent upon the closing of the purchase and sale of shares of our common stock in this offering. In addition, we have agreed to reimburse the underwriters for their out-of-pocket expenses, including the fees and expenses of the underwriters' legal counsel, whether or not this offering is consummated.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot this offering creating a syndicate short position. In addition, the underwriters may bid for and purchase common stock in the open market to cover syndicate short positions or to stabilize the price of common stock. Finally, the underwriting syndicate may reclaim selling concessions from syndicate members if the syndicate repurchase previously distributed common stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or


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maintain the market price of the common stock above independent market levels.
The underwriters are not required to engage in these activities and may end any of these activities at any time.

The underwriters have informed us that they do not intend to confirm sales of the common stock offered hereby to any accounts over which they exercise discretionary authority.

Randeep S. Grewal, Chairman and Chief Executive Officer has agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for any of our common stock or any right to acquire our common stock, for a period of 60 days from the effective date of this offering. Friedman, Billings, Ramsey & Co., Inc. at any time and without notice, may release all or any portion of the common stock subject to the foregoing lock-up agreement.

                                  LEGAL MATTERS

Certain legal matters with respect to the legality of the common stock being offered will be passed upon for us by Ballard Spahr Andrews & Ingersoll, LLP, Denver, Colorado. Certain legal matters with respect to the legality of the common stock being offered will be passed upon for the underwriters by Akin, Gump, Strauss, Hauer & Feld, L.L.P.


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October ______, 2000



                                     [LOGO]




                            GREKA ENERGY CORPORATION

                                 500,000 SHARES


                                  COMMON STOCK

                                   ----------

                                   PROSPECTUS
                                   SUPPLEMENT

                                   ----------

                            FRIEDMAN BILLINGS RAMSEY

                              SANDERS MORRIS HARRIS



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We have not authorized any dealer, sales person or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or our affairs have not changed since the date hereof.

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